__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 28 July 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	28 July 2004
Number	24/04

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED
30 JUNE 2004

BHP Billiton today released its production report for the quarter ended 30 June 2004. Unless otherwise stated, production volumes refer to BHP Billiton share.

During the 2004 financial year, annual production records were set for a number of commodities supported by strong demand, including:

  Iron ore production of 84.2 million tonnes.
  Manganese ore production of 5.0 (100% basis) million tonnes.
  Aluminium production of 1.3 million tonnes.
  Alumina production of 4.2 million tonnes.
  Silver production of 43.7 million ounces.
  Nickel production of 82 thousand tonnes.
  Diamonds production of 5.5 million carats and plant throughput of 4.4 (100% basis) million tonnes.
  Natural gas production of 324.3 billion cubic (54 million barrels of oil equivalent).

  Total Petroleum Products - Total production for the year ended June 2004 was 122.5 million barrels of oil equivalent. Total production for the June 2004 quarter was 30.3 million barrels of oil equivalent, in line with the June 2003 quarter and two per cent higher than the March 2004 quarter.
    Oil and Condensate - Production for the June 2004 quarter was 13.3 million barrels, 15 per cent lower than the 15.6 million barrels produced in the June 2003 quarter. This was mainly due to natural field decline in Bass Strait (Australia), Liverpool Bay (UK), Laminaria (Australia), North West Shelf (Australia) and Griffin (Australia). Production was also impacted by an unplanned shutdown at Bass Strait, a pre-cyclone shutdown at the North West Shelf and the divestment in February 2004 of our producing assets in Bolivia. This was partly offset by new production resulting from the commissioning of Ohanet (Algeria) in October 2003 and Boris North (USA) in September 2003. Production was seven per cent lower than the 14.3 million barrels produced in the March 2004 quarter, reflecting natural decline across the portfolio, the shutdowns at North West Shelf and Bass Strait and the divestment of our producing assets in Bolivia. Production at Ohanet was lower due to our risk sharing contractual agreement whereby higher realised prices result in lower production entitlement.

    Natural Gas - Production for the June 2004 quarter was 85.1 billion cubic feet, 17 per cent higher than the 72.9 billion cubic feet produced in the June 2003 quarter. This was due to increased demand from Bass Strait and production from the Zamzama Phase 1 development (Pakistan) which was commissioned in September 2003. Production for the quarter was 11 per cent higher than the 76.5 billion cubic feet produced in the March 2004 quarter mainly due to the increased demand from Bass Strait and cyclone downtime at North West Shelf and Griffin in the previous quarter. This was partly offset by planned shutdowns at Bruce (UK) and a fall in demand at Liverpool Bay due to seasonal factors.

  Alumina - Production for the June 2004 quarter of 1.1 million tonnes was in line with the June 2003 quarter. Increased production at Alumar (Brazil) due to scheduled maintenance occurring in the June 2003 quarter was offset by lower current quarter production at Worsley (Australia) due to processing of stockpiled hydrate in the June 2003 quarter. Production was in line with the March 2004 quarter.

  Aluminium - Production for the June 2004 quarter was equal to the March 2004 quarterly production record of 333,000 tonnes, but 22 per cent higher than the June 2003 quarter. The increase mainly reflects the ramp up of production from the Mozal 2 (Mozambique) and Hillside 3 (South Africa) expansions, which reached full commissioning in August 2003 and December 2003 respectively.

  Copper - Production for the June 2004 quarter was 272,600 tonnes, 19 per cent higher than the June 2003 quarter. This mainly reflects higher production at Escondida (Chile) and Tintaya (Peru), partly offset by sale of the Group's interest in Highland Valley Copper (Canada) in January 2004. Production was 13 per cent higher than the March 2004 quarter due to increased production at Escondida. Production records were achieved at Escondida for the June 2004 quarter and for the year ending June 2004.

  Silver - Production for the June 2004 quarter of 11.1 million ounces was 15 per cent higher than the June 2003 quarter. This was due to improved mill throughput at Cannington (Australia) resulting from a continuing debottlenecking program. Production was 8 per cent lower than the March 2004 quarter mainly due to lower ore grade at Cannington.

  Iron Ore - Total iron ore production for the June 2004 quarter was 20.5 million tonnes, slightly lower than the March 2004 quarter and six per cent higher than the June 2003 quarter. The increase reflects strong customer demand for iron ore products along with additional capacity following the completion of the Area C, Products and Capacity Expansion and Accelerated Expansion projects at Western Australia.

  Metallurgical Coal - Total metallurgical coal production for the June 2004 quarter was 9.3 million tonnes in line with the June 2003 quarter. Production was nine per cent higher than the March 2004 quarter reflecting continued strong market demand for Queensland Coal (Australia) product, partly offset by lower production from Illawarra Coal (Australia), largely due to difficult mining conditions at the West Cliff colliery. Production records were achieved at Queensland Coal for the June 2004 quarter and the year ending June 2004.

  Manganese - Ore production for the June 2004 quarter of 1.3 million tonnes was 26 per cent higher than the June 2003 quarter and six per cent higher than the March 2004 quarter. This reflects strong customer demand in all markets, particularly Japan, Europe and China and our ability to flex production to meet additional market demand.

  Hot briquetted iron - Production for the June 2004 quarter of 294,000 tonnes was 36 per cent lower than the June 2003 quarter and 26 per cent lower than the March 2004 quarter. This reflects the suspension of operations at the Boodarie Iron plant (Australia) following a gas explosion in May 2004. Production was immediately suspended and a number of investigations into the incident are continuing.

  Diamonds - Production of 1.2 million carats at Ekati was seven per cent lower than the June 2003 quarter and 19 per cent higher than the March 2004 quarter. This was due to variations in ore grade. While ore grade is lower than the June 2003 quarter, resumed mining of a high grade zone in the Koala pipe has seen grades improve compared with the March 2004 quarter.
  Energy Coal - Production for the June 2004 quarter was 21.5 million tonnes, in line with the June 2003 quarter. Lower production at New Mexico Coal (USA) following two planned major dragline outages at the Navajo mine was partially offset by the ramp up of production at Mount Arthur Coal (Australia). Production was also in line with the March 2004 quarter where increased production from the Mount Arthur Coal ramp up was partially offset by lower production at New Mexico Coal San Juan mine following a longwall move in the June 2004 quarter. Annual export sales from Ingwe (South Africa) decreased to 39 per cent of total sales compared with 43 per cent in the June 2003 year. This predominantly reflects lower export tonnage availability following safety interventions at Koornfontein.

  Nickel - Production for the June 2004 quarter was 19,900 tonnes, five per cent lower than the June 2003 quarter and six per cent lower than the March 2004 quarter. This mainly reflects scheduled maintenance at Yabulu in the June 2004 quarter, and conversion of work in process inventories to finished goods in the March 2004 and June 2003 quarters.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			YEAR ENDED		% CHANGE
							JUN Q04	JUN Q04	YTD 04
		JUNE	MARCH	JUNE	JUNE	JUNE	vs	vs	vs
		2003	2004	2004	2004	2003	JUN Q03	MAR Q04	YTD 03

PETROLEUM
Crude oil & condensate	('000 bbl)	15,635	14,341	13,297	58,027	65,893	-15%	-7%	-12%
Natural gas	(bcf)	72.91	76.47	85.11	324.34	281.17	17%	11%	15%
LPG	('000 tonnes)	205.57	217.83	235.86	853.53	743.12	15%	8%	15%
Ethane	('000 tonnes)	24.97	16.59	25.14	94.30	94.90	1%	52%	-1%
Total Petroleum Products	(million boe)	30.3	29.8	30.3	122.5	121.8	0%	2%	1%

ALUMINIUM
Alumina	('000 tonnes)	1,060	1,062	1,059	4,224	4,092	0%	0%	3%
Aluminium	('000 tonnes)	273	333	333	1,256	1,074	22%	0%	17%

BASE METALS
Copper	('000 tonnes)	229.2	240.6	272.6	954.4	870.5	19%	13%	10%
Lead	(tonnes)	59,389	70,838	64,472	249,885	240,042	9%	-9%	4%
Zinc	(tonnes)	54,396	35,194	29,038	159,238	193,808	-47%	-17%	-18%
Gold	(ounces)	25,752	32,914	31,145	125,314	207,882	21%	-5%	-40%
Silver	('000 ounces)	9,643	12,064	11,053	43,692	41,128	15%	-8%	6%
Molybdenum	(tonnes)	301	81	240	936	1,352	-20%	195%	-31%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	19,420	21,085	20,537	84,220	73,732	6%	-3%	14%
Metallurgical coal	('000 tonnes)	9,026	8,532	9,284	35,360	34,622	3%	9%	2%
Manganese ores	('000 tonnes)	1,058	1,264	1,337	4,953	4,102	26%	6%	21%
Manganese alloys	('000 tonnes)	195	179	203	712	737	4%	13%	-3%
Hot briquetted iron	('000 tonnes)	458	399	294	1,716	1,670	-36%	-26%	3%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,300	1,015	1,211	5,482	4,340	-7%	19%	26%

ENERGY COAL
Energy coal	('000 tonnes)	21,991	21,279	21,494	83,885	81,703	-2%	1%	3%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	21.0	21.2	19.9	81.7	78.1	-5%	-6%	5%
Ferrochrome	('000 tonnes)	259	266	264	1,026	990	2%	-1%	4%

Throughout this report figures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					YEAR ENDED
	BHP Billiton	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	Interest	2003	2003	2003	2004	2004	2004	2003
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	15,635	15,512	14,877	14,341	13,297	58,027	65,893
Natural gas	(bcf)	72.91	85.19	77.57	76.47	85.11	324.34	281.17
LPG	('000 tonnes)	205.57	199.33	200.51	217.83	235.86	853.53	743.12
Ethane	('000 tonnes)	24.97	27.32	25.25	16.59	25.14	94.30	94.90
Total Petroleum Products	(million boe)	30.3	32.1	30.2	29.8	30.3	122.5	121.8

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	724	699	700	704	696	2,799	2,742
Suriname	45%	223	227	230	228	233	918	879
Alumar	36%	113	127	120	130	130	507	471
Total		1,060	1,053	1,050	1,062	1,059	4,224	4,092

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	132	135	151	169	167	622	534
Bayside	100%	46	47	46	45	46	184	185
Alumar	46.3%	45	31	36	44	45	156	178
Valesul	45.5%	11	11	11	11	11	44	43
Mozal	47%	39	58	64	64	64	250	134
Total		273	282	308	333	333	1,256	1,074

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	126.6	115.9	109.1	130.8	159.1	514.9	419.1
Tintaya (c)	100%	-	-	15.0	22.9	19.6	57.5	-
Antamina	33.8%	21.2	16.9	20.5	24.6	29.9	91.9	96.9
Alumbrera (d)	25%	-	-	-	-	-	-	34.4
Highland Valley Copper (e)	33.6%	13.8	14.1	14.2	-	-	28.3	56.2
Selbaie (f)	100%	1.8	1.6	1.8	0.8	-	4.1	8.3
Total		163.4	148.5	160.6	179.1	208.6	696.7	614.9

Cathode ('000 tonnes)
Escondida	57.5%	21.1	21.4	21.8	21.7	21.8	86.7	78.5
Cerro Colorado	100%	33.0	33.1	33.0	28.1	31.3	125.5	131.1
Tintaya (c)	100%	9.1	9.0	9.0	9.3	8.7	36.0	35.4
Pinto Valley	100%	2.6	2.5	2.4	2.4	2.2	9.5	10.6
Total		65.8	66.0	66.2	61.5	64.0	257.7	255.6

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	59,389	59,364	55,211	70,838	64,472	249,885	237,427
Pering (g)	100%	-	-	-	-	-	-	2,615
Total		59,389	59,364	55,211	70,838	64,472	249,885	240,042

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	18,479	14,850	11,692	13,589	13,493	53,624	63,862
Antamina	33.8%	28,553	27,933	27,026	19,099	15,545	89,603	82,685
Selbaie (f)	100%	7,364	6,311	7,194	2,506	-	16,011	30,165
Pering (g)	100%	-	-	-	-	-	-	17,096
Total		54,396	49,094	45,912	35,194	29,038	159,238	193,808

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	20,664	25,016	24,833	27,492	26,044	103,385	64,132
Tintaya (c)	100%	-	-	2,658	4,009	5,101	11,768	-
Alumbrera (d)	25%	-	-	-	-	-	-	121,303
Selbaie (f)	100%	4,081	3,129	3,428	1,413	-	7,970	17,782
Highland Valley Copper (e)	33.6%	1,007	1,025	1,166	-	-	2,191	4,665
Total		25,752	29,170	32,085	32,914	31,145	125,314	207,882

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	8,161	9,177	8,287	10,485	9,471	37,420	34,872
Escondida	57.5%	538	561	550	614	720	2,445	1,700
Antamina	33.8%	517	435	494	588	662	2,179	2,227
Tintaya (c)	100.0%	-	-	170	239	200	608	-
Alumbrera (d)	25.0%	-	-	-	-	-	-	200
Highland Valley Copper (e)	33.6%	143	160	163	-	-	323	604
Selbaie (f)	100%	284	263	316	138	-	717	1,525
Total		9,643	10,596	9,980	12,064	11,053	43,692	41,128

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	21	25	20	81	240	366	342
Highland Valley Copper (e)	33.6%	280	300	270	-	-	570	1,010
Total		301	325	290	81	240	936	1,352

CARBON STEEL MATERIALS
IRON ORE (h)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,221	6,639	6,707	6,031	5,084	24,461	21,958
Goldsworthy Joint Venture (i)	85%	1,497	1,633	1,477	1,348	1,386	5,844	6,693
Area C Joint Venture (j)	85%	19	341	1,048	1,768	2,519	5,676	19
Yandi Joint Venture	85%	8,353	8,679	9,005	8,429	8,046	34,159	31,788
Jimblebar	100%	1,428	1,622	1,520	1,647	1,566	6,355	5,418
Samarco	50%	1,902	1,956	1,971	1,862	1,936	7,725	7,856
Total		19,420	20,870	21,728	21,085	20,537	84,220	73,732

METALLURGICAL COAL (k)
Production ('000 tonnes)
BMA	50%	5,769	5,591	5,395	5,263	6,285	22,534	21,291
BHP Mitsui Coal (l)	80%	2,033	1,926	1,591	1,811	1,653	6,981	6,568
Illawarra	100%	1,224	1,582	1,459	1,458	1,346	5,845	6,763
Total		9,026	9,099	8,445	8,532	9,284	35,360	34,622

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (m)	60%	574	600	651	604	647	2,502	2,249
Australia (m)	60%	484	553	548	660	690	2,451	1,853
Total		1,058	1,153	1,199	1,264	1,337	4,953	4,102

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (m)	60%	137	93	122	116	131	462	503
Australia (m)	60%	58	54	61	63	72	250	234
Total		195	147	183	179	203	712	737

Refer footnotes on page 4.
CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron (n)	100%	458	496	527	399	294	1,716	1,670

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,300	1,552	1,704	1,015	1,211	5,482	4,340

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,812	13,782	13,472	13,231	13,768	54,253	54,239
USA	100%	3,877	3,560	2,829	3,687	3,154	13,230	14,163
Australia	100%	2,041	1,756	2,054	2,318	2,590	8,718	6,441
Indonesia (o)	80%	-	-	-	-	-	-	273
Colombia	33%	2,261	2,036	1,623	2,043	1,982	7,684	6,587
Total		21,991	21,134	19,978	21,279	21,494	83,885	81,703

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.2	12.4	12.2	12.5	12.0	49.1	46.9
Yabulu	100%	8.8	8.2	7.8	8.7	7.9	32.6	31.2
Total		21.0	20.6	20.0	21.2	19.9	81.7	78.1

FERROCHROME
Saleable production ('000 tonnes)
South Africa (m)	60%	259	227	269	266	264	1,026	990

(a) Metal production is reported on the basis of payable metal.
(b) The Escondida Phase IV expansion was commissioned in October 2002.
(c) Sulphide production at Tintaya was temporarily reduced in January 2002 due to weak market conditions, and recommenced during August 2003.
(d) BHP Billiton sold its interest in Alumbrera with effect from June 2003.
(e) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004.
(f) Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.
(g) Production ceased at Pering, ahead of mine closure, in February 2003.
(h) Iron ore production is reported on a wet tonnes basis.
(i) Includes bulk sample production from Area C prior to May 2003.
(j) Production commenced in May 2003.
(k) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(l) Shown on 100% basis before 20% outside equity interest.
(m) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(n) Production was suspended at Boodarie Iron following a gas explosion in May 2004.
(o) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
Mining operations at Petangis ceased in October 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2003	2003	2003	2004	2004	2004	2003
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	5,643	5,872	5,333	5,174	4,641	21,020	23,632
North West Shelf - condensate	1,560	1,491	1,204	1,352	1,367	5,414	6,238
North West Shelf - Wanaea/Cossack	1,606	1,604	1,675	1,519	1,357	6,155	6,816
Laminaria	1,161	1,151	966	928	803	3,848	7,363
Griffin	708	742	563	380	585	2,270	3,909
Pakistan	14	53	53	50	49	205	65
Typhoon/Boris (a)	1,430	1,214	1,605	1,457	1,462	5,738	4,169
Americas	715	608	586	332	213	1,739	2,901
Liverpool Bay	2,344	2,324	2,061	1,926	1,788	8,099	8,819
Bruce/Keith	454	453	387	423	388	1,651	1,981
Algeria (b)			444	800	644	1,888	-
Total	15,635	15,512	14,877	14,341	13,297	58,027	65,893

NATURAL GAS (billion cubic feet)
Bass Strait	25.37	33.04	23.86	24.95	34.62	116.47	97.02
North West Shelf - Domestic	4.07	3.99	3.95	3.91	3.76	15.61	15.32
North West Shelf - LNG	15.41	16.74	14.93	13.74	15.43	60.84	62.00
Griffin	0.81	0.96	0.90	0.44	0.67	2.97	3.60
Pakistan	2.33	7.86	7.83	7.51	7.10	30.30	10.49
Typhoon/Boris (a)	2.03	1.58	2.41	2.14	2.13	8.26	6.15
Americas	3.42	3.25	3.73	2.60	2.75	12.33	14.47
Bruce	8.17	8.77	8.52	9.27	8.29	34.85	33.35
Keith	0.14	0.11	0.08	0.17	0.20	0.56	0.51
Liverpool Bay	11.16	8.89	11.36	11.74	10.16	42.15	38.26
Total	72.91	85.19	77.57	76.47	85.11	324.34	281.17

LPG ('000 tonnes)
Bass Strait	135.18	150.19	130.02	111.26	136.52	527.99	511.81
North West Shelf	32.39	34.21	28.11	29.59	32.95	124.86	132.42
Bruce	37.24	14.12	17.71	18.40	18.64	68.87	95.26
Keith	0.76	0.81	0.31	0.82	0.63	2.57	3.63
Algeria (b)			24.36	57.76	47.12	129.24	-
Total	205.57	199.33	200.51	217.83	235.86	853.53	743.12

ETHANE ('000 tonnes)	24.97	27.32	25.25	16.59	25.14	94.30	94.90

TOTAL PETROLEUM PRODUCTS	30.3	32.1	30.2	29.8	30.3	122.47	121.80
(million barrels of oil equivalent) (c)

(a) Boris commenced production in February 2003.
(b) Ohanet commenced production in October 2003.
(c) Total barrels of oil equivalent (boe) conversions based on the following:
6000 scf of natural gas equals 1 boe
1 tonne of LPG equals 11.6 boe
1 tonne of ethane equals 4.4667 boe

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2003	2003	2003	2004	2004	2004	2003
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	724	699	700	704	696	2,799	2,742
Paranam, Suriname	223	227	230	228	233	918	879
Alumar, Brazil	113	127	120	130	130	507	471
Total	1,060	1,053	1,050	1,062	1,059	4,224	4,092

Sales
Worsley, Australia	636	697	740	652	732	2,821	2,751
Paranam, Suriname	228	221	250	233	214	918	925
Alumar, Brazil	107	120	128	144	111	503	486
Total	971	1,038	1,118	1,029	1,057	4,242	4,162

ALUMINIUM
Production
Hillside, South Africa	132	135	151	169	167	622	534
Bayside, South Africa	46	47	46	45	46	184	185
Alumar, Brazil	45	31	36	44	45	156	178
Valesul, Brazil	11	11	11	11	11	44	43
Mozal, Mozambique	39	58	64	64	64	250	134
Total	273	282	308	333	333	1,256	1,074

Sales
Hillside, South Africa	143	134	145	176	171	626	535
Bayside, South Africa	48	54	35	49	45	183	188
Alumar, Brazil	51	38	25	39	55	157	179
Valesul, Brazil	10	11	12	11	12	46	40
Mozal, Mozambique	41	61	40	78	56	235	136
Total	293	298	257	353	339	1,247	1,078

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2003	2003	2003	2004	2004	2004	2003
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	74,665	69,342	82,909	83,640	95,757	331,648	297,105
Sulphide ore milled (100%)	('000 tonnes)	16,416	18,888	18,299	19,620	21,197	78,004	57,934
Average copper grade	(%)	1.62%	1.33%	1.31%	1.48%	1.61%	1.44%	1.55%
Production ex Mill (100%)	('000 tonnes)	230.9	208.2	197.1	239.6	284.2	929.1	759.1

Production
Payable copper	('000 tonnes)	126.6	115.9	109.1	130.8	159.1	514.9	419.1
Payable gold concentrate	(fine ounces)	20,664	25,016	24,833	27,492	26,044	103,385	64,132
Copper cathode (SXEW)	('000 tonnes)	21.1	21.4	21.8	21.7	21.8	86.7	78.5
Payable silver concentrate	('000 ounces)	538	561	550	614	720	2,445	1,700

Sales
Payable copper	('000 tonnes)	128.9	116.2	114.8	127.3	150.4	508.7	424.2
Payable gold concentrate	(fine ounces)	20,138	25,335	26,984	28,545	24,874	105,738	65,702
Copper cathode (SXEW)	('000 tonnes)	20.3	18.1	23.8	26.2	21.3	89.4	77.2
Payable silver concentrate	('000 ounces)	584	574	634	612	683	2,503	1,737

(a) Includes production from the Escondida Phase IV expansion which commissioned in October 2002.

Tintaya, Peru (a)
Material mined	('000 tonnes)	-	4,151	17,450	17,206	17,944	56,751	-
Ore milled	('000 tonnes)	-	-	1,408	1,609	1,616	4,633	-
Average copper grade	(%)	-	-	1.38%	1.61%	1.45%	1.48%	-

Production
Payable copper	('000 tonnes)	-	-	15.0	22.9	19.6	57.5	-
Payable gold concentrate	(fine ounces)	-	-	2,658	4,009	5,101	11,768	-
Copper cathode (SXEW)	('000 tonnes)	9.1	9.0	9.0	9.3	8.7	36.0	35.4
Payable silver concentrate	('000 ounces)	-	-	170.0	238.5	199.8	608	-

Sales
Payable copper	('000 tonnes)	-	-	10.6	23.1	20.6	54.3	-
Payable gold concentrate	(fine ounces)	-	-	3,086	4,372	4,100	11,558	-
Copper cathode (SXEW)	('000 tonnes)	9.5	8.9	8.7	8.2	8.4	34.2	34.9
Payable silver concentrate	('000 ounces)	-	-	100.0	240.1	226.4	566.5	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.

Cerro Colorado, Chile
Material mined	('000 tonnes)	16,458	20,332	19,855	16,199	16,697	73,083	66,012
Ore milled	('000 tonnes)	4,130	4,346	4,405	3,700	4,330	16,781	15,747
Average copper grade	(%)	0.96%	0.99%	1.00%	0.92%	0.90%	0.95%	0.99%

Production
Copper cathode	('000 tonnes)	33.0	33.1	33.0	28.1	31.3	125.5	131.1

Sales
Copper cathode	('000 tonnes)	31.5	28.9	35.2	27.8	35.5	127.4	127.1

Antamina, Peru
Material mined (100%)	('000 tonnes)	28,353	30,174	28,474	28,588	36,035	123,271	109,675
Ore milled (100%)	('000 tonnes)	6,697	6,018	7,273	6,954	8,205	28,450	26,310
Average head grades
- Copper	(%)	1.09%	1.17%	1.17%	1.26%	1.37%	1.25%	1.29%
- Zinc	(%)	1.97%	2.17%	1.77%	1.48%	0.97%	1.55%	1.49%

Production
Payable copper	('000 tonnes)	21.2	16.9	20.5	24.6	29.9	91.9	96.9
Payable zinc	(tonnes)	28,553	27,933	27,026	19,099	15,545	89,603	82,685
Payable silver	('000 ounces)	517	435	494	588	662	2,179	2,227
Payable molybdenum	('000 tonnes)	0.02	0.03	0.02	0.08	0.24	0.37	0.34

Sales
Payable copper	('000 tonnes)	21.2	18.6	22.6	20.2	26.4	87.8	100.0
Payable zinc	(tonnes)	31,034	26,781	26,928	14,219	19,931	87,859	80,025
Payable silver	('000 ounces)	435	420	491	423	655	1,989	2,130
Payable molybdenum	('000 tonnes)	0.10	0.01	0.03	0.04	0.11	0.20	0.39

Cannington, Australia
Material mined	('000 tonnes)	588	637	699	729	681	2,746	2,393
Ore milled	('000 tonnes)	560	589	598	698	724	2,609	2,312
Average head grades
- Silver	(g/t)	525	564	497	539	486	520	544
- Lead	(%)	12.1%	11.5%	10.5%	11.4%	10.8%	11.1%	11.9%
- Zinc	(%)	5.3%	4.0%	3.4%	3.5%	3.4%	3.6%	4.5%

Production
Payable silver	('000 ounces)	8,161	9,177	8,287	10,485	9,471	37,420	34,872
Payable lead	(tonnes)	59,389	59,364	55,211	70,838	64,472	249,885	237,427
Payable zinc	(tonnes)	18,479	14,850	11,692	13,589	13,493	53,624	63,862

Sales
Payable silver	('000 ounces)	8,384	6,765	10,716	8,569	12,583	38,633	35,609
Payable lead	(tonnes)	59,594	43,953	69,447	56,259	84,315	253,974	240,579
Payable zinc	(tonnes)	13,197	16,223	15,443	12,790	13,410	57,866	58,308

Selbaie, Canada (a)
Ore milled	('000 tonnes)	982	858	1,017	346	-	2,221	3,949
Average head grades
- Zinc	(%)	1.18%	1.13%	1.13%	1.16%	-	1.14%	1.19%
- Copper	(%)	0.24%	0.25%	0.24%	0.30%	-	0.25%	0.28%
- Gold	(g/t)	0.23	0.22	0.20	0.24	-	0.21	0.24
- Silver	(g/t)	20.62	22.38	24.25	26.64	-	23.90	25.36

Production
Payable zinc	(tonnes)	7,364	6,311	7,194	2,506	-	16,011	30,165
Payable copper	(tonnes)	1,768	1,606	1,764	770	-	4,140	8,322
Payable gold concentrate	(ounces)	4,081	3,129	3,428	1,413	-	7,970	17,782
Payable silver	('000 ounces)	284	263	316	138	-	717	1,525

Sales
Payable zinc	(tonnes)	6,812	6,209	7,429	4,127	-	17,765	30,567
Payable copper	(tonnes)	1,612	1,918	1,615	1,741	1,356	6,630	9,293
Payable gold concentrate	(ounces)	4,280	4,384	3,377	3,364	2,484	13,609	18,802
Payable silver	('000 ounces)	355	292	253	317	231	1,093	1,804

(a) Production ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.6	2.5	2.4	2.4	2.2	9.5	10.6

Sales
Copper cathode (SXEW)	('000 tonnes)	2.6	2.5	2.4	2.3	2.3	9.5	10.5

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2003	2003	2003	2004	2004	2004	2003
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,221	6,639	6,707	6,031	5,084	24,461	21,958
Goldsworthy Joint Venture (b)	1,497	1,633	1,477	1,348	1,386	5,844	6,693
Area C Joint Venture (c)	19	341	1,048	1,768	2,519	5,676	19
Yandi Joint Venture	8,353	8,679	9,005	8,429	8,046	34,159	31,788
Jimblebar	1,428	1,622	1,520	1,647	1,566	6,355	5,418
Total (BHP Billiton share)	17,518	18,914	19,757	19,223	18,601	76,495	65,876
Total production (100%)	20,359	21,965	22,975	22,326	21,608	88,874	76,547

Shipments
Lump	4,193	4,898	5,169	5,402	5,064	20,533	17,170
Fines	13,187	13,334	13,968	13,181	14,067	54,550	51,069
Total (BHP Billiton share)	17,380	18,232	19,137	18,583	19,131	75,083	68,239
Total shipments (100%)	20,448	21,450	22,515	21,862	22,507	88,334	80,284

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Area C prior to May 2003.
(c) Mining commenced in May 2003.

Samarco, Brazil
Production	1,902	1,956	1,971	1,862	1,936	7,725	7,856

Shipments	2,153	2,013	1,886	1,918	1,994	7,811	8,240

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,937	1,578	1,581	1,508	1,864	6,531	6,841
Goonyella	1,075	994	829	1,019	935	3,777	3,812
Peak Downs	1,076	1,004	1,004	881	1,223	4,112	3,631
Saraji	666	747	655	703	806	2,911	2,321
Norwich Park	527	524	582	556	682	2,344	2,161
Gregory Joint Venture	488	744	744	596	775	2,859	2,525
BMA total	5,769	5,591	5,395	5,263	6,285	22,534	21,291

BHP Mitsui Coal (b)
Riverside	1,014	969	812	967	575	3,323	2,641
South Walker Creek	1,019	957	779	844	1,078	3,658	3,927
BHP Mitsui Coal total	2,033	1,926	1,591	1,811	1,653	6,981	6,568
Queensland total	7,802	7,517	6,986	7,074	7,938	29,515	27,859

Shipments
Coking coal	4,395	4,838	5,258	5,116	4,777	19,989	17,301
Weak coking coal	1,525	1,617	1,649	1,585	1,569	6,420	6,336
Thermal coal	943	801	987	803	756	3,347	3,617
Total	6,863	7,256	7,894	7,504	7,102	29,756	27,254

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	1,224	1,582	1,459	1,458	1,346	5,845	6,763

Shipments
Coking coal	1,571	1,513	1,293	1,359	1,215	5,380	6,597
Thermal coal	179	91	47	134	114	386	650
Total	1,750	1,604	1,340	1,493	1,329	5,766	7,247

MANGANESE ORES
South Africa
Saleable production (a)	574	600	651	604	647	2,502	2,249

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	484	553	548	660	690	2,451	1,853

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	137	93	122	116	131	462	503

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	58	54	61	63	72	250	234

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production (a)	458	496	527	399	294	1,716	1,670

Shipments	487	435	570	436	318	1,759	1,569

(a) Production was suspended at Boodarie Iron following a gas explosion in May 2004.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					YEAR ENDED
		JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
		2003	2003	2003	2004	2004	2004	2003
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,182	1,064	1,123	1,052	1,207	4,446	4,310

Production	('000 carats)	1,300	1,552	1,704	1,015	1,211	5,482	4,340

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2003	2003	2003	2004	2004	2004	2003
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,812	13,782	13,472	13,231	13,768	54,253	54,239

Sales
Export	6,339	5,274	5,500	5,354	4,830	20,958	24,292
Local utility	7,926	8,215	7,701	7,579	8,426	31,921	30,185
Inland	337	338	326	330	361	1,355	1,560
Total	14,602	13,827	13,527	13,263	13,617	54,234	56,037

New Mexico, USA
Production
Navajo Coal	2,497	2,240	1,553	1,709	1,714	7,216	8,050
San Juan Coal	1,380	1,320	1,276	1,978	1,440	6,014	6,113
Total	3,877	3,560	2,829	3,687	3,154	13,230	14,163

Sales - local utility	3,643	3,713	3,327	3,213	3,353	13,606	13,853

Hunter Valley, Australia
Production	2,041	1,756	2,054	2,318	2,590	8,718	6,441

Sales
Export	1,301	952	861	1,729	1,734	5,276	4,001
Inland	1,285	873	633	1,044	958	3,508	2,631
Total	2,586	1,825	1,494	2,773	2,692	8,784	6,632

Kalimantan, Indonesia
Production (a)
Petangis (b)	-	-	-	-	-	-	273
Total	-	-	-	-	-	-	273

Sales - export	-	-	-	-	-	-	294

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) Mining operations at Petangis ceased in October 2002.

Cerrejon Coal, Colombia
Production	2,261	2,036	1,623	2,043	1,982	7,684	6,587

Sales - export	2,247	1,966	1,999	1,828	2,283	8,076	7,315

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR ENDED
	JUNE	SEPT	DEC	MARCH	JUNE	JUNE	JUNE
	2003	2003	2003	2004	2004	2004	2003
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.2	12.4	12.2	12.5	12.0	49.1	46.9

Sales	13.5	11.1	13.1	11.2	12.8	48.2	47.1

Yabulu, Australia
Production
Nickel	8.8	8.2	7.8	8.7	7.9	32.6	31.2
Cobalt	0.5	0.4	0.5	0.5	0.5	1.9	1.9

Sales
Nickel	9.5	7.8	8.4	8.0	7.9	32.1	33.0
Cobalt	0.5	0.4	0.5	0.5	0.4	1.8	2.0

FERROCHROME
South Africa
Saleable production (a)	259	227	269	266	264	1,026	990

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 28 July 2004